www.xperi.com

September 19, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attn: Joyce Sweeney

Christine Dietz

Re: Xperi Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 6, 2023

File No. 001-41486

Ladies and Gentlemen:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated September 6, 2023, to Robert Andersen, Chief Financial Officer, Xperi Inc. (the “Company”, “we” or “our”) regarding the Form 10-K for the Fiscal Year Ended December 31, 2022 filed March 6, 2023 (“Form 10‑K”).

This letter sets forth each comment of the Staff in the comment letter and, following the comment, sets forth the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2022

Consolidated Financial Statements

Consolidated Statements of Operations, page F-2

1. Please tell us what consideration was given to separately presenting revenue and cost of revenues from products and from services. As part of your response, please provide us with such information for the periods presented. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

In response to the Staff’s comment, the Company respectfully submits that, in connection with our Form 10-K, in considering Rule 5-03(b)(1) and (2) of Regulation S-X, we reviewed the revenue derived from the relevant subcaptions described under Rule 5-03(b), particularly revenue from products and from services, and assessed if any of those revenue streams represents more than 10% of the Company’s total revenue. We concluded, as disclosed in Note 4 – Revenue on page F-16 of our Form 10-K, that revenue from each of non-recurring engineering (“NRE”) services, advertising, and hardware products was less than 10% of total revenue for all periods presented. (NRE services, advertising, and hardware products accounted for 3%, 3% and 2% of total revenue for 2022, respectively, 4%, 3% and 4% of total revenue for 2021, respectively, and 4%, 3%, and 4%, of total revenue for 2020, respectively). Additionally, we concluded total revenue from services, which is the aggregation of NRE services and advertising, accounted for less than 10% of total revenue for all periods presented. Therefore, we determined that the presentation of revenue on the face of the Consolidated Statements of Operations is in compliance with Rule 5-03(b)(1) and (2). In considering the Staff’s comment, we will continue to review revenue from the relevant subsections and undertake to update our disclosure in our annual report on Form 10-K for the year ending December 31, 2023 to more clearly specify if revenue from services in the aggregate is less than 10%, as applicable.

On a quarterly basis, we continue to assess the percentages attributable to the relevant subcaptions in Rule 5-03(b), and to the extent relevant revenue exceeds 10% of total revenue in the future, we will modify the presentation accordingly.

Note 4. Revenue, page F-15

2. Please tell us what consideration was given to providing revenue disaggregation by business model (technology licensing and technology solutions). In this regard we note that you provided such disclosures in your recent Form 10 and the

Corporate Headquarters

2190 Gold Street

San Jose, CA 95002

T +1.408.321.6000

www.xperi.com

September 30, 2022 Form 10-Q. Additionally, tell us what consideration was given to providing revenue disaggregation disclosures based on the pattern of recognition, such as over-time and point in time, to depict the timing and uncertainty of revenues and cash flows. As part of your response, please provide us with such revenue disaggregation information for the periods presented. Refer to ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91.

We acknowledge the Staff’s comment, and respectfully submit that we have considered the guidance in ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91 with respect to revenue disaggregation disclosures in our Form 10-K. Under the guidance, we note that disaggregated revenue disclosures are required if the nature, amount, timing, and uncertainty of revenue and cash flows are impacted differently by economic factors. Further, we note that ASC 606-10-55-89 provides that the extent to which the disaggregated revenue information is provided depends on facts and circumstances pertaining to the underlying contracts with customers. In selecting the appropriate revenue disaggregation categories, we consider the information provided in our earnings releases, investor presentations, consolidated information regularly reviewed by our Chief Operating Decision Maker (“CODM”) to evaluate the performance of our single operating segment, or other similar or relevant information.

As noted by the Staff, we included revenue disaggregation by business model (technology licensing and technology solutions) in our Form 10 filings and in our quarterly report on Form 10-Q for the quarter ending September 30, 2022. Following our spin-off from Adeia Inc. (f/k/a Xperi Holding Corporation) in October 2022, and as we continued to evolve as a standalone company, we have continued to review our revenue categorizations in light of how we, and our investors, view our business, and have determined that this categorization by business model is less meaningful. The categorization of revenue by product category (Consumer Electronics, Connected Car, Pay-TV and Media Platform) is consistent with how the CODM reviews our revenue and how we discuss our revenue results in our earnings releases and investor presentations. The categorization of revenue by product broadly aligns with the two business models previously disclosed in that technology licensing generally consists of Consumer Electronics and Connected Car and technology solutions generally consists of Pay-TV and Media Platform. The two previously disclosed business model categories were broad and not at the level of detail we generally discuss our business with investors. The disclosure of revenue by product category is consistent with ASC 606-10-55-91(a) and we concluded it was the most meaningful disaggregation to provide. In considering the Staff’s comment, we intend to update our Revenue footnote in our Form 10-Q for the quarter ending September 30, 2023 and subsequent filings, to replace references to technology licensing and technology solutions with the appropriate product categories listed above to better align our disclosure with how our CODM and our investors view our business.

Our revenue is primarily generated from per-unit royalties, per-subscriber-per-month or monthly license fees, and fixed fee or minimum guarantee (“FF/MG”) contracts. For FF/MG contracts, revenue is generally recognized at the beginning of the license term when the customer has the right to use the technology and begins to benefit from the license. For non-FF/MG contracts, revenue is generally recognized monthly or as sales/usage occur throughout the contract term. For the years ended December 31, 2022, 2021, and 2020, FF/MG contracts accounted for 9%, 7% and 8% of total revenue, respectively. Given that our revenue was historically derived predominantly from non-FF/MG contracts and FF/MG revenue was not material, we have concluded additional disclosure of revenue disaggregated by FF/MG contracts is not sufficiently meaningful to warrant separate disclosure. We will continue to assess the percentages attributable to revenue from FF/MG contracts, and to the extent the FF/MG revenue exceeds 10% of total revenue in the future, we will consider including additional disclosures accordingly.

In summary, we believe that our current presentation of revenue disaggregation by product category and geographic location complies with the disclosure objective described in ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91. We regularly evaluate the most appropriate manner to disaggregate our revenues based on changes in our business and information regularly provided to investors and our CODM, and we will modify our disclosures in the future as appropriate.

We and the Company very much appreciate the Staff’s attention to the review of our Form 10‑K. Please do not hesitate to contact me at 408-519-9100 if you have any questions regarding this letter or our Form 10‑K.

Very truly yours,

/s/ Robert Andersen

Robert Andersen

Chief Financial Officer

Corporate Headquarters

2190 Gold Street

San Jose, CA 95002

T +1.408.321.6000

www.xperi.com

cc: James Medina, Chief Accounting Officer, Xperi Inc.

Becky Marquez, Chief Legal Officer, Xperi Inc.

Patrick O’Malley, Partner, DLA Piper LLP (US)

Corporate Headquarters

2190 Gold Street

San Jose, CA 95002

T +1.408.321.6000